EXHIBIT 1

July 7, 2015

Board of Directors

Internap Corporation

c/o Corporate Secretary

One Ravinia Drive

Suite 1300

Atlanta, GA 30346

Dear Directors:

Discovery Group (“Discovery”) is a large shareholder of Internap Corporation (“Internap” or the “Company”) with ownership of approximately 5.5% of the outstanding shares. We have extensively researched Internap’s competitive advantages and growth opportunities, along with the related challenges and risks. Based on this research, it is Discovery’s recommendation that Internap’s Board of Directors immediately initiate a competitive process to sell the Company to a strategic acquirer.

Due to the Company’s declining non-core business segments as described below, lack of operating scale, and small stock market capitalization, we believe its shares will remain significantly undervalued in the public markets. With a record-setting M&A environment and robust industry consolidation, now is an ideal time to pursue a change-of-control event to capture unrecognized shareholder value.

Undervaluation in the Public Market

The Company’s efforts to reorient the business towards its higher-growth, higher-margin core data center services segment are to be commended. We also appreciate the Board of Directors’ proactive approach in addressing recent performance challenges with a management change. However, despite the Company’s progress on its strategic transition, Internap continues to trade at a significant discount to other publicly-traded data center companies, as evidenced below.

($ in millions)
			Enterprise Value /
	Market	Enterprise	2015P	2015P
Company	Capitalization	Value	Revenue	EBITDA

Equinix, Inc.	$15,341	$18,938	7.1	15.2
Digital Realty Trust Inc.	$9,358	$15,126	9.2	15.5
Akamai Technologies, Inc.	$12,483	$11,578	5.2	12.6
Zayo Group Holdings, Inc.	$6,168	$9,671	7.2	12.4
Rackspace Hosting, Inc.	$5,326	$5,207	2.6	7.7
DuPont Fabros Technology, Inc.	$1,952	$3,896	9.0	14.3
Cyrusone Inc.	$2,302	$3,265	8.3	16.6
Interxion Holding NV	$1,944	$2,466	6.4	14.6
QTS Realty Trust, Inc.	$1,544	$2,169	8.0	17.3
CoreSite Realty Corporation	$1,010	$1,778	5.7	11.5

Mean	$5,743	$7,409	6.9x	13.8x
Median	$3,814	$4,551	7.2x	14.5x

Internap Corporation	$533	$876	2.6x	10.0x

Source: Capital IQ as of market close on 7/2/2015

We believe there are several factors driving Internap’s undervaluation:

1.	Declining non-core businesses: Although the Company now generates approximately 60% of its total revenues from its high-growth core data center services, Internap’s IP service and partner colocation businesses negatively impact the Company’s overall growth rate. Over the past three years, Internap’s annual revenue growth was 11%, compared with an average of 21% for the data center companies in the table above.

2.	Lack of operating scale: Internap’s scale relative to its competitors results in a significant margin disadvantage. On an LTM basis, Internap generated a Gross Margin of 57% (versus 64% for other publicly traded data center companies) and an EBITDA margin of 22% (versus 44% for other publicly traded data center companies).

3.	Orphan status as a small-cap public company: With a market capitalization of $533 million, Internap suffers from a number of challenges common to small-cap companies. These include smaller floats, lower trading volumes, and more limited research coverage relative to mid-cap and large-cap companies. The combination of these factors, especially when joined with a business transition and/or underperformance, leads to low institutional investor interest and chronic undervaluation.

While Internap has demonstrated an ability to grow the business and drive margin expansion in recent years, it continues to lag the overall industry, as highlighted above. It is uncertain if, and when, the Company can ultimately close the gap with its competitors. Until that occurs, we believe its public market valuation will continue to suffer.

Active M&A Market

The current M&A environment is extremely strong, particularly for strategic combinations in consolidating industries. As noted in the Wall Street Journal on June 26, M&A activity in 2015 is “on pace to challenge the biggest year on record, 2007.” The majority of this activity is being driven by strategic acquisitions, as corporate buyers “tend to be able to pay more” than private equity buyers.

The data center services industry is experiencing a wave of consolidation, largely involving targets that have one or more of the following characteristics: an attractive geographic footprint, company-controlled data centers, and high-performance hybrid service offerings to a diversified, global customer base. Notable recent transactions include NTT’s acquisition of e-shelter, Equinix’s acquisition of Telecity, Zayo Group’s acquisition of Latisys, and Shaw Communications acquisition of ViaWest. All of these transactions were consummated at valuation multiples well in excess of where Internap trades today, as indicated in the table below.

Date			Enterprise	EV / LTM
Announced	Acquiror Name	Target Name	Value	Sales	EBITDA
5/7/2015	Equinix, Inc.	Telecity Group plc	$4,048	7.6x	16.2x
5/6/2015*	QTS Realty Trust	Carpathia Hosting, Inc.	$326	3.6x	10.2x
4/28/2015*	CyrusOne LP	Cervalis, LLC	$400	5.7x	-
3/3/2015*	NTT Communications Corporation	e-shelter GmbH & Co. KG	$962	-	-
2/11/2015	Telecity Group plc	Interxion Holding NV	$2,613	6.8x	16.7x
1/14/2015*	Zayo Group, LLC	Latisys Holdings, LLC	$678	6.1x	13.5x
7/31/2014*	Shaw Communications, Inc.	ViaWest, Inc.	$1,200	7.1x	17.4x
6/16/2014	Level 3 Communications, Inc.	TW Telecom Inc.	$7,370	4.6x	14.2x
10/28/2013*	NTT Communications Corporation	RagingWire Data Centers Inc.	$438	5.1x	-
6/4/2013*	International Business Machines Corporation	SoftLayer Technologies, Inc.	$1,977	4.4x	-
12/21/2012	Cogego Cable Inc.	Peer 1 Network Enterprises, Inc	$600	4.2x	20.0x
6/26/2012*	Digital Realty Trust Inc.	Sentrum Limited	$1,117	-	-
4/27/2011	CenturyLink, Inc.	SAVVIS, Inc.	$2,963	3.0x	12.9x
2/1/2011	Time Warner Cable Inc.	NaviSite Inc.	$293	2.3x	11.1x
1/27/2011	Verizon Communications Inc.	Terremark Worldwide, Inc.	$1,783	5.6x	23.8x
5/28/2010	SAVVIS, Inc.	Fusepoint, Inc.	$161	3.5x	15.1x

*Denotes private Target; transaction values and revenue multiples are estimates			Mean	5.1x	15.6x
Source: Capital IQ			Median	4.9x	15.1x

Internap is an Attractive Acquisition Candidate

During conversations with former CEO Eric Cooney, we developed the understanding that the future of Internap is NOT as an industry consolidator, but as a niche player providing a valuable service to a distinct segment of the market. We also came to believe that Internap’s assets and service offerings would be even more valuable as part of a larger organization that could better leverage Internap’s competitive advantages.

We believe that Internap is a compelling acquisition target for a number of reasons:

•	Well Located Company-Controlled Data Centers: Internap operates 16 state-of-the-art, company-controlled data center facilities across most major U.S. markets.

•	Market Leading Data Center Technology: Internap’s data center services technology includes unique and differentiated product offerings that have been difficult for competitors to develop and provision. The technology is particularly attractive to customers with demanding performance requirements.

•	High-Performance IP Services Technology: Internap’s patented MIRO technology provides customers with high-performance and highly reliable delivery of content, applications and communications. Internap management has indicated that, when bundled with the Company’s data center technology, the MIRO technology increases Internap’s value proposition to its customers and creates a key differentiating feature from competitors.

•	Potential to Capitalize on Low Capacity Utilization: Internap’s company-controlled data centers are operating at only 54% capacity utilization, vs. an estimated 80-90% for its competitors, based on publicly available information. New CEO Michael Ruffolo indicated during the Company’s recent Investor Meeting that Internap’s goal is to increase capacity utilization to approximately 70% by the end of 2016. We believe a strategic acquirer could more quickly address Internap’s low capacity utilization by leveraging a larger and more focused sales force.

Multiple Potential Acquirers

Our industry due diligence and market intelligence suggest that there are a number of companies that would likely be interested in acquiring Internap:

•	Wholesale and Retail Colocation Data Center Companies: Several data center companies that historically have been more focused on real estate have publicly indicated an interest in developing higher value, hybrid service capabilities. Examples of these companies include Equinix, Digital Realty Trust, and CyrusOne. An acquisition of Internap would significantly accelerate the development of those capabilities and give an acquirer market-leading technology along with a large existing customer base across a range of hybrid services.

•	Managed Hosting and Cloud Services Companies: A number of Internap’s direct competitors could be interested in an acquisition of the Company to further consolidate their market position in managed hosting and cloud services. These include companies such as Rackspace, IBM, Akamai, and Level 3 Communications. A combination of Internap with any of these companies could lead to significant cross-selling and cost saving opportunities.

•	Telecommunications Companies: A number of U.S. telecommunications companies have already developed robust data center capabilities, both through M&A and organic growth. We believe these companies could look to expand their capabilities and service offerings. Examples include CenturyLink, Verizon, AT&T, Sprint, Frontier, Windstream, Consolidated Communications, Time Warner Cable and Comcast. Additionally, several foreign telecommunications companies have been aggressively expanding their data center service offerings through M&A, including NTT, Shaw Communications and Cogeco. Internap’s extensive U.S. footprint could be particularly attractive to buyers with only a limited presence in the U.S.

Conclusion

Discovery invested in Internap because of its leading technology position in the high-growth data center services industry. However, the Company lags the industry in terms of growth and margins and as a result remains significantly undervalued in the public markets. Discovery believes that a sale of the Company represents the most attractive path to realizing its intrinsic value. By engaging a financial advisor to explore a sale of Internap, we believe that shareholders will achieve an outcome that is far superior to, and presents significantly less risk than, the status quo.

Sincerely,

/s/ Mark Buckley
Mark Buckley
Partner